NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 11, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 31, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Inland Real Estate Corporation and Midwest Retail Acquisition Corp., an affiliate of DRA Growth and Income Fund VIII, LLC became effective on March 31, 2016. Each share of Common Stock of Inland Real Estate Corporation was converted into $10.60 in cash, without interest and less any applicable withholding taxes. In addition, as a condition under the merger agreement, the 8.125% Series A Cumulative Redeemable Preferred Stock and 6.95% Series B Cumulative Redeemable Preferred Stock will be redeemed pursuant to the 'special optional redemption right', in accordance with the terms of the articles supplementary within 15 days after the closing date. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 31, 2016.